

Air Cyprus

A NEW AIRLINE FOR THE EU, EASTERN EUROPE, MIDDLE EAST, RUSSIA/CIS AND NORTH AFRICA WITH A FOCUS ON CYPRUS AND GREECE

AIR CYPRUS BUSINESS PLAN OVERVIEW

NOVEMBER 2016

PRIVATE & CONFIDENTIAL



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AIRBUS A320



FUSELAGE WILL CARRY LARGE ADVERT TOWARDS REAR OF AIRCRAFT: **"VISIT CYPRUS"**

LARGE ADVERT:
"VISIT CYPRUS"

CYPRUS FLAG



5B-DBK

CYPRUS REGISTRATION

Contents



EVERYDAY LOW FARES



THE NEW AIRLINE
FIRST STEP IN A BIGGER VISION



Air Cyprus: a new airline and a 'new age' airline

- Market space exists for a new *ultra* Low Cost Carrier (uLCC) in the EU, particularly one with its focus on destinations on the eastern side of Europe as well as the ME and Africa.

- Research indicates that there are numerous opportunities and many current operators are relatively high cost with lack lustre product.

- Air Cyprus will be lower cost* and have higher quality product (e.g. WiFi, Biz Class Lite, next gen lightweight slim-line seats – more leg room)

- The new airline Air Cyprus will be established in Cyprus.

- We have currently elected to use **Cyprus** as the principal place of business and location of the airline's headquarters for many sound reasons, that are practical, financial and strategic.

- Also many benefits for Cyprus.

* Except CASK Ryanair and Wizz Air. (refer comparative chart CASK Euro airlines)



Commence flying operations May 2017

- Cyprus is our entré into the EU single market. It is our starting point.

- It should be understood that Cyprus as a 'market' or 'destination' in itself is not the main play in our overall plan. It is not large enough.

- But Cyprus does figure large in a leveraged hub strategy for the region and is part of our growth and margin story.

- Greece is experiencing rapid growth as some traditional markets like Turkey are no longer perceived as safe. There will be a transference. It is already occurring.

- Being an EU carrier, we will have the opportunity to establish bases anywhere in the EU or in Greece and cover all the source markets of the EU. Greece currently has approximately 25 million tourist visitations p.a. and growing.



Why Cyprus? Strategic

- Cyprus is an EU member state.
- An Air Operators Certificate (AOC) approved in Cyprus is also an EU AOC
- A Cyprus AOC provides unrestricted access to the single EU market. Air Cyprus can fly any route it chooses within the EU.
- Air Cyprus can establish multiple bases (assigning aircraft and local crew) within the EU to optimise its market and network operations
- Cyprus is geographically well located at the cross roads of Europe, Asia, Middle East, Russia/CIS and North Africa. It is an ideal hub location
- Air Cyprus, with a Cyprus AOC, will be entitled to access and use any unused rights or capacity within Cyprus' Air Service Agreements, albeit over time many of the bilaterals may be liberalised under EU commitments. But that likewise will open up opportunities elsewhere (other countries) for Air Cyprus.



Why Cyprus? Business and practical.

- Cyprus has a 'common law' system inherited from Britain. Contracts are written in both in English and Greek.
- Cyprus has a low corporate tax rate (lowest in EU).
- English is widely spoken.
- Cyprus has an educated labour force.
- Labour rates and costs of living are relatively low.
- Cyprus has airline literate personnel emanating from Cyprus Airways.
- Many have experienced a 'death experience' with the failure of Cyprus Airways and consequently more 'appreciative' of the value of employment
- Cyprus is regarded as a safe place.
- Easy to attract any required expatriates due to safety, education, lifestyle.
- It is easy to do business in Cyprus. It has a pro-business government.



Why Cyprus? Other advantages

- Access to Cyprus Air Services agreements allows Air Cyprus to expand eastwards and southwards from Cyprus with limited competition. Most of the main competitors of Air Cyprus (particularly EU LCCs) will not be able to operate on many of the rights/routes that Air Cyprus will have.
- Cyprus has modern airport infrastructure that still has much capacity headroom.It can support Air Cyprus's proposed regional hub operations.
- The **hub** operations that Air Cyprus will establish will enable the opening of many new routes that would not otherwise be viable. (refer separate article: 'Why Hub Airlines Rule').
- Air Cyprus will be able to establish a viable 'secondary city' network in addition to its primary city operations, and each will support the other. An example of a primary/secondary city-pair sold end-to-end would be Beirut to Dusseldorf via Larnaca. But one of many combinations.
- Cyprus offers financial incentives to airlines that establish new route operations.



Many benefits for Cyprus

Cyprus will be the principal place of business and HQ for what will become a major EU, European, ME and North African airline. Cyprus will be our home.

It will generate its revenues in many markets, and these come back to Cyprus.

- It will contribute to the GDP of Cyprus.
- It will pay taxes in Cyprus and so will its Cyprus employees.
- It will employ a large number of Cypriots at its HQ and inflight. Most will be skilled workers so Air Cyprus will contribute to avoiding a brain drain from Cyprus.
- It will purchase a very large volume of products and services in Cyprus.
- It will bring a large number of tourists to Cyprus.
- It will promote Cyprus wherever it goes.
- It will provide year-round connectivity for Cyprus to and from many destinations.



MARKETS AND NETWORK



Target Markets



867M AGGREGATE POPULATION!
EU, Middle East, and North Africa

WE ARE TARGETING THE GREATER EUROPEAN POPULATION – NOT JUST THE 1.17M IN CYPRUS!





Network: some of the initial cities considered

INDICATIVE ONLY

INDICATIVE ONLY



European Cities Initial Route Network



Local & Feeder Initial Route Network

16





Network: Whole EU & international routes ex Cyprus

INDICATIVE ONLY
OSL
ARN
LED
DME
CPH
WAW
IEV
ODS
CDG
BCN
FCO
ATH
THR
TLV
CAI
Estonia
Latvia
Lithuania
Belarus
Poland
Germany
Ukraine
United Kingdom
Netherlands
Belgium
France
Spain
Italy
Greece
Turkey
Syria
Iraq
Iran
Israel
Jordan
Egypt
Libya
Algeria
Tunisia
Saudi Arabia
Georgia
Azerbaijan
Turkmenistan
Romania
Moldova
Hungary
Slovakia
Czech Rep
Croatia
Bulgaria
Denmark
North Sea
Baltic Sea
Black Sea
Mediterranean Sea
Moscow
Москва
Berlin
Prague
Vienna
Paris
Barcelona
Madrid
Istanbul
Riyadh
الرياض
Mecca

Network: No route restrictions within EU (multiple bases)



INDICATIVE ONLY
OSL
ARN
CPH
AMS
STN
CDG
MUC
BCN
ATH
North Sea
Baltic Sea
Tyrrhenian Sea
Estonia
Latvia
Lithuania
Denmark
United Kingdom
Ireland
Netherlands
Belgium
Germany
Poland
Belarus
Czech Rep
Slovakia
Ukraine
Moldova
Austria
Hungary
Romania
Croatia
Serbia
France
Italy
Bulgaria
Greece
Portugal
Spain
London
Berlin
Prague
Vienna
Paris
Rome
Madrid
Barcelona
Istanbul



FLEET



Fleet build up



Year End Aircraft Count

20



Fleet build up – Monthly over 5 years



Fleet Build up



FORECAST PERFORMANCE METRICS



The Goal: In the IPO/sale Zone in 5 years or less

Based on BP estimates with conservative RASK and CASK forecasts and fuel modeled on US$47 per barrel, the new airline is projected to have at time of IPO or trade sale or PE sale ~ year 5:

- Annual revenue (Year 5): **~US$621 M**

- Pay back period on investment (US$100 M): 3.7 **years**

- Modified IRR (at cost of capital): **25%**

- Standard IRR: **32%**

- Sustained profitability:
  - EBIT Year 5**: US$167 M**; Net profit Year 5**: US$147 M**

- Cash Year 5: **US$346 M**

- Projected exit valuation year 5 (if perform to BP):
  - DCF methodology : **~US$800 Million**
  - Multiples + DCF methodology: **~US$1.03 Billion**

Key Performance Indicators (KPIs)

	2017	2018	2019	2020	2021
No. of Aircraft	1.9	8.2	13.2	18.2	21.5
Sectors	1,956	12,572	19,492	26,494	32,406
Sectors/Day/AC	2.80	4.22	4.06	4.00	4.13
Block Hours	5,433	35,983	58,580	81,804	100,963
Flight Hours	4,324	29,088	47,952	67,582	83,817
BHs/Sector	2.78	2.86	3.01	3.09	3.12
ASK	637,966,260	4,272,797,160	7,041,230,820	9,859,519,440	12,171,304,080
RPK	450,214,661	3,460,890,393	5,925,074,814	8,420,484,056	10,466,251,607
RASK (USD cents)	2.67	4.54	4.87	5.01	5.10
CASK (USD cents)*	6.48	4.11	3.91	3.82	3.73
CASK excl Fuel (USD cents)	5.72	3.35	3.16	3.07	2.98
Total Revenue	17,005,251	193,790,022	342,797,177	494,231,111	621,004,095
Total Cost	41,354,912	175,411,553	274,970,561	376,220,223	453,804,554
Profit	-24,349,661	16,689,902	59,957,030	103,868,268	146,908,340
Passengers	248,645	1,836,101	2,950,099	4,069,246	5,013,050
FH/AC/Day	9.40	9.76	9.98	10.19	10.68
BH/AC/Day	11.81	12.07	12.19	12.34	12.87
Load Factor	70.57%	81.00%	84.15%	85.40%	85.99%
Breakeven Loadfactor	171.62%	73.32%	67.50%	65.01%	62.84%
Ending Cash Balance	24,124,457	63,898,577	111,444,258	201,892,241	346,432,916
Average Fare	$55	$87	$96	$100	$102
Average Ancillary	$13	$18	$20	$21	$21
Revenue per Pax	$68	$106	$116	$121	$124

Notes: CASK in 2017 is shown for the whole year and includes start-up costs up to launch. Otherwise 4.31 Load factor 2017 conservative. Likely to be higher (~ 80%) as bookings stimulated by low introductory fares

Income Statement (P&L)

	2017	2018	2019	2020	2021
REVENUE					
TICKET REVENUE	13,713,912	160,157,043	283,303,452	408,455,463	513,226,525
ANCILLARY REVENUE	3,291,339	33,632,979	59,493,725	85,775,647	107,777,570
REFUND OF CHARGES	0	0	0	0	0
TOTAL REVENUE	17,005,251	193,790,022	342,797,177	494,231,111	621,004,095
EXPENSES					
DIRECT OPERATING COSTS	11,668,379	77,439,588	124,950,530	173,914,763	214,945,304
DRY LEASE	12,895,331	68,031,834	109,309,330	151,104,167	181,626,902
VARIABLE COSTS	634,248	2,399,654	3,720,197	5,075,983	6,231,993
OVERHEAD	16,156,955	27,540,477	36,990,504	46,125,309	51,000,355
ACMI (SUBLEASE)	0	0	0	0	0
TOTAL EXPENSES	41,354,912	175,411,553	274,970,561	376,220,223	453,804,554
Other Non-operating Income/(Cost)	0	0	0	0	0
EBIT	-24,349,661	18,378,469	67,826,615	118,010,888	167,199,541
Taxes	0	1,688,567	7,869,585	14,142,619	20,291,201
NET INCOME/(LOSS)	(24,349,661)	16,689,902	59,957,030	103,868,268	146,908,340
Profit Margin	*-143.2%*	*8.6%*	*17.5%*	*21.0%*	*23.7%*



Forecast: Revenue, EBIT, Net Profit (at US$47 / Barrel)



Passenger numbers and Passenger Load Facto

Airline	Load Factor	Passengers (in millions)
RYANAIR	93%	106
WIZZ	88.2%	20
easyJet	91.6%	69.8
Southwest	83.6%	118.17
Air Asia	80%	50.7
WESTJET	80%	20.28
jetBlue	84.7%	35.10





	2017	2018	2019	2020	2021
Load Factor	70.57%	81.00%	84.15%	85.40%	85.99%
Breakeven Loadfactor	171.62%	73.32%	67.50%	65.01%	62.84%

— Load Factor — Breakeven Loadfactor

ASK Production and Aircraft Utilisation



ASK
RPK
637,966,260450,214,661
4,272,797,1603,460,890,393
7,041,230,820
5,925,074,814
9,859,519,440
8,420,484,056
12,171,304,080
10,466,251,607
2017
2018
2019
2020
2021



Aircralisaon (hours/AC/day)





15.00
13.00
11.00
9.00
7.00
11.81
9.40
12.07
9.76
12.19
9.98
12.34
10.19
12.87
10.68
2017
2018
2019
2020
2021

28

Cost Breakdown – CASK



4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Y1*
Y2
Y3
Y4
Y5
(US-cents per ASK)
Fuel
Markeng & Adversing
Overhead
AC Insurance
AC Maintenance
Crew Payroll - Variable
Maintenance Reserves
AC Lease
CO2 Emissions
Airport Expenses
Navigaon

Fuel: Oil at US$47/barrel

*CASK Y1 is adjusted and reflects only operational months (startup costs excluded)



RASK versus CASK

CASK INCLUDING FUEL

* Excludes start up costs
** Includes start up costs

CASK VS RASK (USD CENTS)

	2017	2018	2019	2020	2021
RASK	2.67	4.54	4.87	5.01	5.10
CASK	6.48 ** / 4.31 *	4.11	3.91	3.82	3.73

RASK   CASK

RASK = Revenue per Available Seat Kilometre (standard airline industry metrics)   ----   **CASK** = Cost per Available Seat Kilometre

Projected exit value in 5 years (DCF method)



mIRR	25%
IRR	32%
Payback Period	3.78

Enterprise Value	
LT Growth Rate	2%
Grown Last FCF	78,097,671
PV of TV	655,456,744
TV % of EV	81.93%
PV of FCF	144,549,514
PV of FCF % of EV	18.07%
Enterprise Value	**$800,006,258**

	DCF Valuation	Growth Rate Post Year 5				
		1.0%	1.5%	2.0%	2.5%	2.5%
Discount Rate	12%	$922,053,358	$962,460,526	$1,006,908,411	$1,056,035,020	$1,056,035,020
	13%	$821,231,007	$853,868,713	$889,473,484	$928,469,184	$928,469,184
	14%	$743,326,189	$770,524,861	**$800,006,258**	$832,070,344	$832,070,344
	15%	$664,873,942	$687,089,607	$711,014,170	$736,852,697	$736,852,697
	16%	$603,243,614	$621,891,142	$641,870,636	$663,330,093	$663,330,093

Discounted Cash Flow Method Valuation: US$800 M

Internal Rate of Return (IRR): assumes the cash flows from a project are reinvested at the IRR

Modified IRR: assumes that positive cash flows are reinvested at the firm's cost of capital



Projected exit value in 5 years (Multiples + DCF method)

2015 Multiples	P/E	P/BV	P/Sales	EV/EBITDA
RYANAIR	17.40	3.74	2.67	10.40
easyJet	13.10	2.88	1.53	8.11
WIZZ	7.08	5.73	1.11	5.21
PEGASUS	13.50	1.40	0.78	7.50
Southwest	16.76	4.27	1.54	6.52
jetBlue	18.64	3.02	1.24	5.80
AirAsia	-	0.87	0.75	6.65
spirit.com	9.83	2.16	1.19	4.48
Average	**13.76**	**3.01**	**1.35**	**6.83**
Weight	20%	15%	15%	50%
Applying Air Cyprus's figures:	$2,021,248,885	$1,224,440,740	$839,131,784	$1,489,032,778

Air Cyprus's 2021 financials	
Net Earnings	$146,908,340
Book Value	$406,959,947
Turnover	$621,004,095
EBITDA	$167,199,541
Net Debt	($346,432,916)



DCF 65%, $800M

Mulples 35%, $1.5B

Multiples Valuation: **$1.5 Bn**

Multiples + DCF Method Valuation: **US$1.03 Bn**
Equity Method Valuation is the weighted average of EV/EBITDAR valuation (35%) and median DCF valuation (65%)

Balance Sheet

	2017	2018	2019	2020	2021
CURRENT ASSETS					
Cash and cash equivalent	24,124,457	63,898,577	111,444,258	201,892,241	346,432,916
Accounts Receivables	2,493,169	5,068,006	7,747,317	11,024,030	10,987,781
Pre-paid Expenses	0	0	0	0	0
TOTAL CA	**26,617,626**	**68,966,582**	**119,191,575**	**212,916,271**	**357,420,697**
NONCURRENT ASSETS					
Deposits and Guarantees	5,647,500	10,230,000	14,812,500	19,395,000	21,727,500
Fixed assets	5,969,095	11,820,098	17,675,956	23,530,497	25,897,846
Software Assets	1,913,904	1,913,904	1,913,904	1,913,904	1,913,904
Others Assets	0	0	0	0	0
TOTAL NCA	**13,530,498**	**23,964,002**	**34,402,359**	**44,839,400**	**49,539,250**
TOTAL ASSETS	**40,148,124**	**92,930,585**	**153,593,935**	**257,755,672**	**406,959,947**
CURRENT LIABILITIES					
Accounts payable	-502,215	590,344	1,296,664	1,590,132	3,886,068
Tax payable	0	0	0	0	0
Other payable	0	0	0	0	0
TOTAL CL	**-502,215**	**590,344**	**1,296,664**	**1,590,132**	**3,886,068**
LONG-TERM LIABILITIES					
Bank Loan	0	0	0	0	0
TOTAL LTL	**0**	**0**	**0**	**0**	**0**
STOCKHOLDERS' EQUITY					
Capital stock	65,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Retained earnings	-24,349,661	-7,659,759	52,297,271	156,165,539	303,073,879
TOTAL SHE	**40,650,339**	**92,340,241**	**152,297,271**	**256,165,539**	**403,073,879**
TOTAL LIABILITIES & EQUITY	40,148,124	92,930,585	153,593,935	257,755,672	406,959,947



Funding required (start-up and cash injections)

Currency: US dollars in MM



Chart (waterfall), US dollars in MM:

Safety Buffer	20
Startup Costs	30
Winter 17 Shorall	10
Winter 18/19 Shorall	41
TOTAL	100

34



Capital/funding note

- The initial forecasted funding requirement is US$ 50 M. However, in order to implement the business plan and reach a total number of 22 aircraft over the next 5 years, another US$ 50 M will need to be injected over the next 2 years.
- The financial projects in this business plan are based on the assumption of US$ 100 M investment in 2 tranches. The minimum cash at bank buffer for US$ 50M is US$ 10M and for US$ 100M is US$ 20M.
- Some of this additional capital (besides from providing initial sustainability security) will be destined for later aircraft purchases (support business case of structured capital financing – leveraged leasing) to over time bring some of the aircraft fleet onto Balance Sheet and further strengthen enterprise value.
- Lessening perceived financial risk should have an otherwise positive impact, such as volume and/or period of deposit bonds on leased aircraft (improved cash flow).

Cash Flow Statement

	2017	2018	2019	2020	2021
Cash From Operating Activities					
Net Profit/-Loss	-24,349,661	16,689,902	59,957,030	103,868,268	146,908,340
Depreciation & Amortisation	0	0	0	0	0
Working capital	-2,995,383	-1,482,278	-1,972,991	-2,983,245	2,332,185
Unearned Revenue*	0	0	0	0	0
Total Cash From Operations	-27,345,045	15,207,624	57,984,039	100,885,023	149,240,525
Cash From Investing Activities					
Aircraft and Other Deposit	-5,647,500	-4,582,500	-4,582,500	-4,582,500	-2,332,500
CAPEX	-7,882,998	-5,851,004	-5,855,857	-5,854,541	-2,367,350
Total Cash From Investing	-13,530,498	-10,433,504	-10,438,357	-10,437,041	-4,699,850
Cash From Financing Activities					
Bank Loan	0	0	0	0	0
Capital from Shareholders	65,000,000	35,000,000	0	0	0
Total Cash From Financing	65,000,000	35,000,000	0	0	0
Surplus (Deficit) of Cash	24,124,457	39,774,120	47,545,682	90,447,983	144,540,675
Beginning Cash Balance	0	24,124,457	63,898,577	111,444,258	201,892,241
Ending Cash Balance	**24,124,457**	**63,898,577**	**111,444,258**	**201,892,241**	**346,432,916**



Monthly cash-flow: without working capital cash injections





Monthly Cash Flow: with Injections



* IF BP OPERATIONAL LEASE MODEL RETAINED

Start up Budget

	Jan-17	Feb-17	Mar-17	Apr-17	May-17	Jun-17	Jul-17	Aug-17	Sep-17	TOTAL
HQ Salaries, Employees Social Costs and Medical Insurance										
TOTAL HQ SALARIES	896,952	496,516	505,196	505,196	505,196	505,196	505,196	626,106	543,760	5,089,315
CREW Salaries, Employees Social Costs and Medical Insurance										
TOTAL CREW SALARIES	0	0	0	0	0	245,379	245,379	245,379	245,379	981,518
FINANCE DEPARTMENT										
TOTAL FINANCE	249,730	10,735	10,735	10,735	10,735	10,735	10,735	10,735	23,730	348,605
IT DEPARTMENT										
TOTAL IT	200,524	29,589	11,792	7,351	7,351	10,707	9,113	7,757	7,757	291,941
HR and ADMIN DEPARTMENT										
TOTAL HR and ADMIN	180,752	185,614	40,974	50,014	125,046	59,845	40,974	54,534	167,082	904,834
COMMERCIAL DEPARTMENT										
TOTAL COMMERCIAL	1,588,343	298,093	298,093	298,093	298,093	298,093	298,093	298,093	298,093	3,973,087
OPERATIONS DEPARTMENT										
TOTAL OPERATIONS	2,281,937	13,264	29,645	684,546	3,457,751	1,237,533	724,687	1,704,163	7,945,917	18,079,444
SAFETY, SECURITY AND COMPLIANCE										
TOTAL SS&C	47,267	3,570	3,570	3,570	3,570	3,570	71,370	3,570	3,570	57,977
COBALT STARTUP BUDGET										
GRAND TOTAL	5,445,505	1,037,381	900,005	1,559,504	4,407,742	2,371,058	1,905,548	2,950,338	9,235,289	29,726,720

Note: BP commences January 2017. All costs incurred prior to 01 January 2017 have been added to month 1, commencing January 2017

Sensitivity Analyses: Fuel and Foreign Exchange

FUEL PRICES VS PROFIT

	PROFIT	Oil: Price per Barrel					
		$40	$45	BP: $47	$50	$55	$60
Y1:	(24,349,661)	(23,622,986)	(24,142,040)	(24,349,661)	(24,661,094)	(25,180,147)	(25,699,201)
Y2:	16,689,902	20,883,086	17,887,955	16,689,902	14,892,823	11,897,692	8,902,560
Y3:	59,957,030	66,794,950	61,910,721	59,957,030	57,026,493	52,142,265	47,258,036
Y4:	103,868,268	113,424,333	106,598,573	103,868,268	99,772,812	92,947,051	86,121,291
Y5:	146,908,340	158,706,750	150,279,314	146,908,340	141,851,878	133,424,442	124,997,007

FOREX VS PROFIT

	PROFIT	FOREX: EUR/USD					
		$1.00	$1.05	BP: $1.13	$1.15	$1.20	$1.25
Y1:	(24,349,661)	(23,190,494)	(23,636,386)	(24,349,661)	(24,527,908)	(24,973,530)	(25,419,163)
Y2:	16,689,902	20,467,242	19,014,374	16,689,902	16,108,841	14,656,182	13,203,514
Y3:	59,957,030	65,878,981	63,601,262	59,957,030	59,046,029	56,768,520	$54,491,001
Y4:	103,868,268	112,014,751	108,881,443	103,868,268	102,615,032	99,481,934	96,348,826
Y5:	146,908,340	156,829,265	153,013,479	146,908,340	145,382,112	141,566,536	137,750,950

ALL VALUES SHOWN IN US DOLLARS



Air Cyprus

FOUNDER
AND
EXECUTIVE TEAM



Deliverables: The all-important executive team

- The best Business Plan in the world is almost pointless without a high calibre executive team that can deliver the results of the plan.
- The Business Plan itself must also be as accurate and robust as possible and achievable. Hence we solicit team input into the plan to confirm that it is realistic and deliverable.
- We are expert aviation practitioners, not theorists and we are in touch with best practice, pricing and performance.
- Accordingly, we have attracted a senior and very experienced results oriented management team of the highest order.
- A core team of high calibre people for key roles has already been approached to be recruited and acceptances in-principle received.
- However, no personnel will be recruited until such time as the necessary start-up capital has been raised.



Founder & management team: Objectives & Knowledge

Work hard and smart to make people wealthy:

- Our investors, seed funders, founders & exec team.

Create a "benchmark airline" by all measures:

- Our pride and our international reputations will underpin and drive this.

- Sustainable. Expandable. Flexible. Nimble. Opportunistic. Best practice. Great value. Great Service. Profitable.

We know this business well. Team of experts

'new age' airline & no legacies | pick best of the best | able to harness latest next gen technologies at low cost | great product | create a success culture | have focus | use data and analysis | best in breed systems - decision support, analytics, yield management, disruption, safety | market segmentation approach – no one size fits all | engage well with staff, suppliers & customers | customer culture | safety culture



About Founder: Chris Christodoulou

- British-Cypriot residing in Cyprus.
- Airline business all his working life.
- Knows a substantial amount about commercial aviation – considered an expert – very broad and deep knowledge.
- New airline start-up experience.
- Holds a degree in aeronautical engineering.
- Licensed UK C.A.A. Engineer and F.A.A. A&P.
- Held post of Senior Captain with the National Carrier.



CHRIS CHRISTODOULOU: C.V.

Name:	Chris Christodoulou
Nationality:	British-Cypriot
Date of Birth:	13 June 1952
Telephone:	+ 357 99 616641
	+ 44 7984081962
Address:	41 Panniotis Street, Green Area,
	4044 Limassol
	Cyprus
Marital Status:	Married, 2 children

EDUCATION

1963 – 1970: Holland Park Secondary School, London W8

- **GCSE's:** English Language (B), English Literature (A), Geography (A), History (A), Maths (A), Physics (A), Religious Studies (A), Modern Greek (A).
- **A'Level:** Mathematics (B), English Literature (B), Physics (B),

1970 – 1973: University College London



Degree in Aeronautical Engineering First Class Honours.

EMPLOYMENT:

1973 – 1975: Pan America World Airline, London Heathrow Airport
- Studied as Mechanic and qualified as a licensed airframe and power-plant engineer.
- Worked on Boeing 707 aircraft.

1975 – 1976: Dallas Fort Worth Airport
- Trained for FAA CPL/IR License

1976 – 1978: Business Commuter Airlines, Bridgeport, Connecticut
- Flew Twin-Otters; King-Airs, PA Chieftains

1978-1979: Conversion from FAA CPL 8 year license to UK CAA ATPL, Oxford Air Training, Oxford England

1979 – 2012: Cyprus Airways Ltd
- Started as First Officer
- Became a Captain on BAC111 (1984)
- Captain on Boeing 707
- Captain on Airbus 310-200/300



- Captain on Airbus 330-200
- Captain on Airbus A320
- Total Flying Hours: 28,000
- Have attended various management and airline courses
- Involved in the set-up of another airline besides Air Cyprus.

1998 – 2001: Chairman of Cyprus Pilots Federation

On 13 June 2012, I have resigned from Cyprus Airways Ltd as the most senior Captain.

Since leaving Cyprus Airways Ltd, I am now the Group Chairman of a number of property companies dealing with residential and commercial real estate.

On the political side, I was in a select committee for the Presidential Campaign of the current President H.E. Nikos Anastasiades, who was elected President of the Republic of Cyprus in February 2012.

References
Upon request

Top people for other senior roles



A core team of high calibre people for key roles has already been approached to be recruited and acceptances in-principle received. At this juncture names cannot be disclosed.

- CFO: Very experienced CFO, previously large EU LCC
- COO: Executive with COO and CEO level experience, including start ups, with airlines in Asia and the USA.
- Director of Engineering/Technical: Several years with major airline and experience with various startups. Highly qualified.
- Director of Flight Operations: Very experienced executive pilot, head of flight training at major airline EU.
- Chief of Safety, Security & Compliance: a globally recognised specialist in aviation risk management and operational safety.



THE LOW COST MODEL
BUT 'NEW AGE'



Why the uLCC model?

Sector offering the fastest growth in aviation.

- Able to be very competitive using cost advantage.
- Able to stimulate demand with price and also steal passengers by undercutting competitors and still have margin.
- Able to establish new routes and markets leveraging hub strategy and also routes not viable for higher cost legacy carriers. Better product, e.g. WiFi

More sustainable. Rigorous cost control. No legacy issues. Responsive.

Flexible. Cherry pick. Ultra- competitive. No single dependencies.

Best returns for investors. Capital light, better margins

Efficiency. Low CASK primarily derived from efficiency, whether it be fleet asset utilisation or use of flight personnel. Also leveraging technology.

Fixed costs to variable. Constrain capital to fleet assets. A managed services model. Structured outsourcing. Systems are SaaS. It is a capital light model.



Cost Control Strategies

- Single aircraft type: A320 in 180 seat configuration, but next-gen slim-line lightweight seats providing additional leg room (customer appeal) and substantial weight saving (less fuel burn or more payload).

- High utilisation @ ~13 block hours per day (vs legacy ~ 9 - 10 per day)

- Outsourcing of major functions - shifting capital and manpower costs to variable costs: e.g. maintenance, training, flight simulators, airport handling, call centre, major IT systems.

- Low overheads: a 61 headcount cap HQ in Year 1. Year 5 ~ 80.

- Efficient crew utilisation: enable 4 sets of crew per aircraft. Legacy: 6 to 8 sets of crew per aircraft.

- Sharp negotiation skills experience in dealing with suppliers, e.g. airports, aircraft lessors, system providers.

- A firm emphasis on supplier contract SLAs with auto-liquidated damages/ credit for non-performance. Internal subject matter experts manage and monitor supplier agreements.

Cost saving: LCC versus Legacy


16%
Higher seat density
3%
Higher aircraft utilisation
3%
Lower crew costs
6%
Cheaper airports/ landing fees
2%
Single aircraft type
10%
2%
Minimal station costs
6%
Cost recovery inflight catering
6%
No agents commission
3%
Reduced sales/ reservation costs
2%
Smaller administration
57%
Total Cost Advantage

Source: European Airline Association Report

COST DIFFERENCE CAN BE EVEN HIGHER THAN AS SHOWN. REFER TO CHART WITHIN PRESENTATION DISPLAYING RELATIVE CASK LEVELS OF EUROPEAN AIRLINES.

52



Air Cyprus will be competitive (example)

AIR CYPRUS IS MORE EFFICIENT, HENCE LOWER CASK
- IT FLIES ITS AIRCRAFT MORE HOURS PER DAY AND IT HAS
   MORE SEATS PER AIRCRAFT AND SO CARRIES MORE
   PASSENGERS PER AIRCRAFT PA

PASSENGERS
PER AIRCRAFT PA

STAFF
PER AIRCRAFT

REVENUE
PER AIRCRAFT PA









NOTE: THE LOWER REVENUE PER AIRCRAFT REFLECTS AIR
CYPRUS'S CONSERVATIVE APPROACH TO RASK IN BP MODEL



CASK Comparison (excl. fuel) key European Airlines (2014)

Excluding Fuel CASK in USD (Air Cyprus's FOREX)

Croaa
SWISS
SAS
AUA
Luhansa
Iberia
Air Berlin
Brish Airways
Air France
Aer Lingus
Icelandair
easyJet
Aeroflot
Aegean
Finnair
Emirates
Norwegian
Turkish

BEST IN CLASS AIRLINES CASK

Air Cyprus Y1
AIR CYPRUS Y1
Pegasus
Air Cyprus Y5
Pegasus
Wizz Air
AIR CYPRUS Y2
Wizz Air
Ryanair
Ryan Air

cents (USD)

0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00

0 500 1000 1500 2000 2500 3000 3500 4000 4500 5000

CASK = Cost (cents) per Available Seat Kilometre (an international standard & comparable measurement of an airline's costs including overheads)

Source: CAPA analysis (2014 CASK levels) + Air Cyprus BP

< average network stage length in kilometres >



But what is a "New Age" airline?

- A 'New Age' airline focuses on keeping its costs very low with rigorous cost control, imitating the '*ultra* low cost carrier' (uLCC) model, BUT …….

- Also has a single-minded attention to innovative in-flight product, best in breed decision support and yield management systems, friendly high service delivery levels (a service culture) and moreover, a wall-to-wall safety culture.

- It also breaks the LCC mantra of 'no connecting flights' as it leverages the inherent strengths of hub operations to expand and develop its network offering

- Due to recent low cost technical innovations it can leap frog over what the best full service carriers or other LCCs provide without increasing its CASK materially. It plans to introduce a variable config 'convertible seat' Biz Class Lite.

- Most carriers (full service & LCC) on narrow body aircraft have either nil or limited inflight entertainment (IFE) options fitted. Plans are to equip its aircraft with the latest lightweight slimline seats to save weight, provide more leg room, USB power in every seat and streaming wi-fi IFE own device, or rented.



Weight saving, comfort, extra space, USB power

Next gen sculptured lightweight slimline seat with USB power. Carbon fibre moulded structure at ~8 Kg per seat versus ~13 Kg current best slimline and compared ~21 Kg older traditional Y seat

AVAILABLE PRODUCTION EARLY 2017



AIR OPERATORS CERTIFICATE (AOC) AND COMMITMENT TO SAFETY



AOC application

- The airline will apply to reactivate its AOC as soon as core investors are secured. This is a lengthy procedure taking approximately six months – driven by rigid adherence to global aviation safety standards and overseen by the European Aviation Safety Agency (EASA) & Cyprus Dept of Civil Aviation

- Air Cyprus has already lined up a flight operations and safety team of the highest calibre. One of the team has overseen 3 AOC applications. Another has 2 to his credit. These are not trivial undertakings.

- Air Cyprus will be built on the pillar of a company wide wall-to-wall safety culture.

- Air Cyprus will commence with two airframes June 2017 and shortly after that introduce the third. It is proposed that reasonably young A320 aircraft will be acquired on operational leases. This is a conservative approach to bed down and stress test all systems and refine processes and reduce start-up risk. Then gradually grow fleet as per timetable (refer to fleet plan).



Safety Comes First

- Full service carriers have – in subtle ways – attempted to undermine public confidence in LCCs by playing up safety concerns
- In reality LCCs globally have a better safety record than full service carriers.
- Our airline will be built upon multiple pillars of safety, well beyond regulated requirements.
- Our commitment to safety is sincere and genuine: our safety leader is an experienced, globally recognised safety expert.
- We will have the best in breed safety monitoring systems (on aircraft and on ground)
- Our maintenance will be undertaken only by top quality MRO providers.
- Our pilots and flight attendants will be trained at the highest possible levels. Many pilots will be ex Cyprus Airways, but also globally sourced.
- All pilots psychometrically tested. All simulator tested by executive pilots and expert trainers regardless of experience.
- A safety culture will be instilled across the company.



Safety Comes First: Predictive (highest) level at Air Cyprus



Predictive
Safety performance is captured in real time to identify potential problems. Safety is at the heart of everything we do!

5

Proactive
We actively identify safety risks through analysis of our operations.

4

Bureaucratic/Calculative
Our approach to safety is systematic through an established bureaucracy.

3

Increasingly Informed

Reactive
We take action only in response to incidents and accidents.

2

Increasing Trust

Pathological
We don't care as long as we don't get caught.

1



Safety Comes First: Highest standards, best systems

- Air Cyprus will be one of the early airlines in Europe to fully meet the higher safety standards of the new EASA OPS 965/2012 Implementing Rules
  - Organisational application of the new ICAO Annex 19 Safety Management Systems (SMS) Standards and Recommended Practices (SARPs); and
  - This includes full implementation of the integrated Compliance Management System (CMS) [i.e. an integrated Quality System]
- Implementation of integrated SMS, CMS, personnel reporting systems, and Flight Data Management (FDM) will create an organisationally targeted, predictive safety system.
- This holistic risk targeted system will form a platform from which to obtain significantly reduced insurance premiums.



PROPOSED COMPANY STRUCTURE

Proposed Company Structure



CHAIRMAN & BOARD OF DIRECTORS
COMPLIANCE & MONITORING MANAGER
CEO & DCEO
FLIGHT SAFETY OFFICER
DIRECTOR OF COMMERCIAL PLANNING
CFO DIRECTOR & ADMINISTRATION
DIRECTOR OF FLIGHT OPERATIONS
TRAINING STANDARDS MANAGER
PILOTS CABIN CREW
TECHNICAL PILOT
A-320
SALES
REPRESENTATIVES ABROAD
MAINTENANCE DIRECTOR
GROUND OPERATIONS DIRECTOR
PASSENGER HANDLING



KEY COMMERCIAL STRATEGIES



Commercial Strategy: Distribution

Objective: maximize the number of seat sales per aircraft. Use all channels

Will use a range of sales distribution channels, each appropriate to individual markets and customer segments, as there is no one size fits all.

Will pursue the lowest cost channels, but not at the expense of overall sales.

Primary channel: own Internet Booking Engine (IBE) with links to:

Social Media | Mobile Apps. This is the lowest cost channel.

Secondary channels: (cost recovery policies applied to some[*])

Call Centre[*] | Travel Agents using IBE trade site (preferable) | Travel Agents using GDS[*] (Global Distribution Systems), to broaden product/fare distribution channels | Tour operators (for charter space, particularly additional 'back of clock' operations) | OTAs (Online Travel Agents) both API connected and GDS connected[*] | Meta-search Engines

Commercial Strategy: Ancillary Revenue



Worldwide Estimate of Ancillary Revenue
$49.9 billion
6.7% of global airline revenue of $746 billion
$42.6 billion
6% of global airline revenue of $708 billion
$36.1 billion
5.4% of global airline revenue of $667 billion
$32.5 billion
5.6% of global airline revenue of $577 billion
$22.6 billion
4.8% of global airline revenue of $474 billion
2014
2013
2012
2011
2010

Source: Ancillary revenue statistics applied by IdeaWorksCompany to individual airline revenue results for the year indicated from Air Transport World, Airline Business, and at airline websites.

ANCILLARY REVENUES =

Revenue beyond the sale of tickets that is generated by direct sales to passengers, or indirectly as a part of the travel experience.

- Optional services & products
- Commission-based products & services
- Advertising sold by the airline

FARES & ANCILLARY SALES INCREASING

(in USD constant currency)



Average Fare
Average Ancillary
50.77
22.21%
63.20
25.93%
69.69
24.76%
84.75
36.97%
68.00
21%
Ryanair
Wizzair
Ryanair
Wizzair
AIR CYPRUS Y1
2010
2016



Commercial Strategy: Business Class Lite

Objective: increase yield (RASK)

Air Cyprus will have an innovative Business Class Lite

- ~250 - 300% Y class seat premium obtainable[*]

Seating configurations (Business/Economy) are variable
- using special convertible seats, set according to route/market demand

No reduction total seats when aircraft configured all Economy (180 seats max)

The Business Class Lite product: 1 – 3 rows (set commensurate with demand)

- No middle seat (2-abreast seating). Seat widens from ~18" to ~21" |
- Extra leg room | Cushion | Meal & drink included | Priority boarding |
- One checked bag FOC | 2 x Hand luggage FOC | USB Power FOC | Wi-Fi IFE FOC

When no Business Class demand on a particular route/flight, Business Class seating converted Economy 3-abreast

- Converted 3-abreast seats at front sold as 'premium extra legroom' Y for a fee

[*] Based on experience other airlines with similar product



Commercial Strategy: well structured fares, segmentation

Objective: maximise sales, increase yields by target market segmenting

Perception important: to be seen as price competitive and value for money

- Stripped down unbundled fares enable lower published price points
- But opportunity to reclaim much of dilution with sales of optional services (ancillary products and services) plus additional non-airline services
- Simple 'fare family' structure with multiple graduated price points that are demand driven, systematised. No 'distressed inventory' sales. No waivers & favours. Enforce ticketing time limits if not instant purchase. Dynamic package

Business travellers travel for business reasons. Most travel in Y cabin, but less price sensitive. Require flexibility. Will pay for priority services and convenience such as boarding and more room, more hand-baggage. But will trade down to lower fares if accessible and meets needs.

- Place fences around lowest fares to make less attractive to business travellers. Provide slightly higher fares with more flexible change options
- Provide fare options that provide a bundle of optional desirable services and privileges that meet needs (bundled fare)
- Small % will travel Biz class (status, space, priority services). High yield.



BRANDING



Our Name: Air Cyprus

We have intentionally chosen a name that is associated with the island of Cyprus. Why?

- Air Cyprus will have Government support and be nominated as national carrier on certain routes where bilateral agreements exist.
- Air Cyprus will greatly benefit from the good-will and excellent safety record that Cyprus airways enjoyed before its collapse in 2015.
- It will greatly benefit from the Cypriot travelers who will support their own national carrier.
- Secured the internet domain name in Cyprus and EU.
- Principle place of business in Cyprus for sound reasons but many of the airline's operations do not need to come near Cyprus. Air Cyprus could wet-lease / do ACMI work for other airlines in the region. However, aircraft will show both Cyprus and EU flag, a Cyprus registration number as 'Visit Cyprus' ad.



COMPETITIVE LANDSCAPE



Competitive landscape: Cyprus

Competitors broadly divided into two categories:

Category 1: other genuinely Cyprus based airlines; and

Category 2: other EU airlines seeking simply to base aircraft in Cyprus, In

Category 1 group are: Cobalt, Charlie, Tus and Orion.

- **Cobalt:** underfunded, very poorly led, no clear business vision: moving to a FSC model from LCC. Major issues. Questionable business practices. Will be insolvent ~ end January 2017 unless major capital injection
- **Charlie**: offshoot of S7 (Russia); low calibre management; attempting to capitalise on Cyprus Airways brand & logo, all Russian money. No AOC yet. Suspected money laundering vehicle. Being investigated by MOKAS.
- **Tus**: regional carrier flying old, small SAAB 340 turbo props to Israel. Not in same category. No real concern as a competitor.
- **Orion**: a single very old Boeing 737 Classic, no AOC yet. Little cash, no clear business direction. May not commence operations.



Competition: We take it seriously (Category 1 carriers)

We take the competition seriously but:

- none of the airlines listed is a true uLCC, nor do they have a BP + management team that would allow them to compete in this space. They will almost certainly have a higher CASK.

- they can play a 'spoiling' role by soaking up international (non EU) traffic rights, but this is effectively a short term strategy that will soon be undermined by liberalisation under EU rules.

- in time there will be consolidation and others may face impediments:

    – Cobalt may go under very soon;

    – Tus occupies a very different market space and could feed Air Cyprus;

    – Charlie will inevitably encounter regulatory issues due to the S7 link (flag of convenience operation, non-compliant all Russian financing);

    – Orion is a niche operation and may never fly



Competition: The non-Cyprus group (Category 2)

The non Cyprus group:

• these airlines represent a more formidable group of competitors ranging from uLCCs with very low CASK levels (e.g. Wizz Air and Ryanair) to Full Service Carriers (FSCs) with a strong existing presence and a good brand image (e.g. Aegean),

• but in terms of product, Air Cyprus will be superior in many respects (e.g. streaming wifi IFE and USB power every seat). Air Cyprus will also have a lower CASK than the FSCs, and hence can compete effectively on price.

• the major counter to this group is that as a genuine Cyprus airline we access international traffic rights to the North, East and South which are denied to them.

  – they can compete effectively point to point back into the EU – but they are debarred by regulatory constraints from establishing a hub in Cyprus.



Air Cyprus

EVERYDAY LOW FARES